Exhibit — 11

Milacron Inc. and Subsidiaries
Computation of Per-Share Earnings

	2005	2004	2003
	(In thousands, except per-share amounts)

Loss from continuing operations	$(16,516)	$(51,304)	$(183,677)
Income (loss) from discontinued operations	2,549	(479)	(7,174)

Net loss	(13,967)	(51,783)	(190,851)
Less preferred dividends	(6,180)	(3,150)	(240)
Less beneficial conversion feature related to Series B Preferred Stock	—	(15,931)	—

Net loss applicable to common shareholders	$(20,147)	$(70,864)	$(191,091)

Basic loss per share:
Weighted-average common shares outstanding	47,665	40,955	36,660

Per share amount:
Continuing operations	$(.47)	$(1.72)	$(5.02)
Discontinued operations	.05	(.01)	(.19)

Net loss	$(.42)	$(1.73)	$(5.21)

Diluted loss per share:
Weighted-average common shares outstanding(a)	47,665	40,955	36,660

Per share amount:
Continuing operations	$(.47)	$(1.72)	$(5.02)
Discontinued operations	.05	(.01)	(.19)

Net loss	$(.42)	$(1.73)	$(5.21)

(a)	In 2005 and 2004, the common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In all years, potentially dilutive restricted shares are also excluded for similar reasons.